Exhibit 3

FOR IMMEDIATE RELEASE	18 March 2013

WPP PLC (“WPP”)

WPP makes strategic investment in SFX Entertainment

to strengthen content capabilities and reach young consumers

WPP (NASDAQ:WPPGY), the world’s leading communications services group, has made a strategic investment in SFX Entertainment, Inc. (“SFX”), a digital media company that is the leading global platform for electronic dance music (EDM) events.

Based in New York City, SFX was founded by Chairman and Chief Executive Officer Robert F. X. Sillerman in 2011. Sillerman and his senior management team average over 30 years’ experience in entertainment and music-related businesses, including acquiring and consolidating companies that specialize in producing and promoting live events.

SFX has created a global platform for dance music through acquisition and partnership with some of the leading festivals, events, clubs and online brands. It has a collective audience of over 100 million connected, highly mobile music fans through its various properties which include: Beatport, ID&T North America (Sensation and Mysteryland), Life In Color, Disco Donnie Presents and Miami Marketing Group, home of LIV, Story and Arkadia.

WPP Chief Executive Sir Martin Sorrell said, “We recognize the value in what SFX is creating and believe we can help bring this valuable audience to our agencies’ global clients. The challenge of navigating through digital and social media is daunting for clients and we believe this partnership can further develop WPP’s content capabilities, particularly in new media in the youth consumer segment.”

Sillerman said, “The investment from WPP is an exciting step for us as it underlines what we have believed from the start. There is a huge, global, fragmented audience of 16-34 year old dance music consumers that is very difficult to reach. In developing our global platform, we will be able to offer brands the opportunity to connect directly through events, festivals, online and mobile media.”

From its earliest roots in Chicago in the 1980’s, dance music has become a $4 billion a year global phenomenon. Accelerated by the growth in digital media creation and distribution, dance music dominates the charts worldwide and DJ events have become the fastest growing segments in live entertainment with 45% year-on-year growth since 2007.

The investment will enable WPP’s operating companies to tap into the fast-growing international EDM markets with a focus on sponsorship and branded entertainment opportunities. It continues WPP’s strategy of developing digital media beyond traditional advertising, which has become increasingly important to clients trying to connect with 16-34 year old “digital natives.”

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204

Kevin McCormack, WPP	+ 1(212) 632 2239

About WPP

WPP is the world’s largest communications services group with billings of $70.5 billion and revenues of $16.5 billion. Through its operating companies, the Group provides a comprehensive range of advertising and marketing services including advertising & media investment management; consumer insight; public relations and public affairs; branding and identity; healthcare communications; direct, digital, promotion and relationship marketing; and specialist communications. The company employs over 165,000 people (including associates) in over 3,000 offices across 110 countries. For more information, visit www.wpp.com.

WPP was named Holding Company of the Year at the 2012 Cannes Lions International Festival of Creativity for the second year running, since the award was initiated.